Bamboo Ecologic Corporation



ANNUAL REPORT

5206 Paylor Ln

Sarasota, FL 34240

www.rizomebamboo.com

This Annual Report is dated April 29, 2024.

Table of Contents

BUSINESS

Bamboo Ecologic Corp. dba Rizome ("the Company") is harnessing the regenerative properties of bamboo to deliver planetary scale impact by 2040. The Company is organized into three (3) businesses to achieve its mission.

1. Carbon Solutions: The Carbon Solutions business provides consulting services to corporate clients, by providing customized solutions for carbon offsets and Scope 3 emissions reductions.
2. Community Bamboo Growing: The Community Bamboo Growing business uses the proprietary Rizome Growing System to plant and grow timber grade bamboo on deforested and degraded lands in cooperation with indigenous communities and local partners.
3. Fiber, Feedstocks, and Finished Goods: The Fiber, Feedstocks, and Finished Goods business uses raw bamboo fiber to manufacture sustainable construction materials, biochar and wood pellets.

We manufacture and sell bamboo construction materials from our manufacturing center in the Philippines that also serves as an innovation hub for architects, engineers and designers to work with structural bamboo as an alternative to steel and concrete. The inherent strength of bamboo and its ability to be milled into dimensional building materials is allowing professionals to design next generation buildings that help meet net-zero ambitions. Based on the initial success in the Philippines the company expects to open additional manufacturing centers in proximity to other bamboo raw material supplies and will service local markets from these new manufacturing centers. The Company is also developing bamboo in partnership with farmers in southern Florida to provide a regenerative agricultural crop to restore economic viability on diseased citrus lands. The bamboo developed in Florida will provide a robust supply of timber grade fiber to make bamboo lumber and building materials in the USA.

The Company has a subsidiary in the Philippines incorporated as Bamboo Ecologic Export Philippines, Inc. ("Rizome Philippines"). The Company wholly owns this subsidiary and has provided startup funding to Rizome Philippines through long term debt which will be repaid to the Company.

The Company has common owners and executives with Bamboo Living (formerly Bamboo Technologies), a Hawaii based Corporation, which manufactures bamboo buildings through a subsidiary in Vietnam known as Bamboo Hardwoods Vietnam (BHVN). The Company sells bamboo construction materials at market rates to BHVN. The Company has an exclusive license to a subset of Bamboo Living's intellectual property related to dimensional bamboo building products through a royalty agreement.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

GROUP STRATEGIC REPORT

FOR THE YEAR ENDING DECEMBER 31, 2023

Introduction

The Directors present the Group Strategic Report for the Financial Statements for Bamboo Ecologic Corporation dba Rizome ("the Company") and its subsidiaries (together "the Group") for the year ended December 31, 2023.

Business Review

In 2023, the Group generated revenues of $1,895,352 (up 1,882% from $95,608 in 2022). $1,324,998 of the revenues came from carbon asset development, while $570,354 came from the sale of finished bamboo products. The loss for the year was $1.965,797 (up 5.5% from 2022) which is in line with growth companies at this stage.

The strong financial performance was the result of significant progress across all three areas of our business: (i) Carbon Solutions, (ii) Community Bamboo Growing, and (iii) Fiber, Feedstocks, and Finished Goods.

In **Carbon Solutions**, the investment from Climate Impact Partners (CIP) put us on the map as one of the largest Afforestation, Reforestation, and Restoration (ARR) projects in the world. Our CEO Russell Smith has been leading the charge in working with CIP, and we will be planting an impressive 9,000 Ha of bamboo forests in Mindanao, generating over 3M carbon credits.

The visibility gained from this initial project has drawn the attention of many potential carbon investors globally. Russell is engaged in advanced discussions with several high-profile corporations and financial institutions to sponsor future projects that will generate millions of carbon credits. This includes a French family office which is interested in collaborating with us to reforest a large tract of degraded grassland on the island of Samar with bamboo and native trees to restore the nature and biodiversity of the region. In the Philippines, we are also in discussions with prominent real estate developers about using low carbon bamboo products to help them reduce scope 3 emissions and buying bamboo-based carbon offsets to lower scope 1 & 2 emissions. We expect these discussions to unlock new carbon funding for additional bamboo afforestation projects in 2024.

Through the experience gained in our project with Climate Impact Partners, we have been able to expand our capabilities in **Community Bamboo Growing** led by Luis Lorenzo. Luis has rapidly developed a local supply chain that consists of a nursery operation at Manolo Fortich in Bukidnon, which produced 300,000 seedlings in 2023 and is expected to deliver over 800,000 seedlings in 2024.

Working with our growing partners Kilambay Planting Corporation, we have planted 1,300 Ha in 2023 which is expected to grow to 2,200 Ha in 2024. We have also expanded our engagement with local tribes and the Department of Environmental and Natural Resources in the Philippines. As a result of this work, we now have 200,000 Ha of land in due diligence across the islands of Mindanao, Samar, and Luzon.

Excitement about our **Fiber, Feedstock, and Finished Goods** continues to grow in the market. In 2023, we improved manufacturing capabilities at our factory in Cagayan de Oro. Having commissioned our first press, we produced 116,000 board feet (274 cubic meters) of finished bamboo material. We expect to expand the production volume significantly in 2024 as we commission two new presses. Under the leadership of our Chairman, Fred Murrell, we took the first steps in building up the Company's feedstock business by ordering our first biochar unit. This unit will be commissioned in 2024 and will use green waste from our bamboo processing mill to manufacture biochar as a soil amendment for our bamboo plantations. We also expect to sell biochar to agriculture customers in due course.

Our pavilion at Art Fair Philippines 2023 in Manila drew a great deal of attention for our products, triggering discussions between our Founder David Sands and many of the Philippines' premier architects such as: WTA, Nicholai Go and DEQA design Collaborative among others. David has also helped us to gain exposure to highly regarded international architecture firms such as Skidmore, Owings and Merrill. We expect to engage with these architects to win major projects in the Philippines in 2024. David has been very active in training the Company's local team of structural engineers and architects as we build capacity at the Philippine operation for engineering bamboo structural and architectural products. We are investing in developing an in-house team of professionals ready to engage with clients across the world as they build with bamboo.

Principal Risks and Uncertainties

The Group faces risk and challenges that are similar to other fast growing early-stage companies:
- Growing the financial resources of the Company through sales, financing, and raising equity capital to fund ongoing growth;
- Scaling of community bamboo growing and manufacturing operations to deliver customer requirements;
- Recruiting and retaining a talented employee base;
- Macroeconomic trends.

The growing market confidence in our business translated into fundraising success in 2023. With the support of Luis Lorenzo, we were delighted to raise a $7 million Series A equity funding round from FICCO, a large community cooperative bank in the Philippines, and its affiliate 1CISP. This funding has helped to ensure that the Group has sufficient financial resources to operate for the foreseeable future. The majority of these funds are being used to increase manufacturing capacity and grow the management team in the Philippines.

The investment from FICCO and 1CISP endorses and underscores the positive impact of our community bamboo growing activities, as well as the job creation impact of our manufacturing operations. In FICCO, we also have an invaluable partner who can engage its members to help build a network of bamboo suppliers for our factory in Cagayan de Oro, while we wait for our own plantations to reach maturity.

Future Developments

The Directors expect the Company to continue growing rapidly during the forthcoming year through the initiatives outlined above. Particular emphasis will be placed on hiring a senior corporate management team to manage the expanding operations. The Company will also put in place an executive compensation structure to reinforce the Board and senior management's performance as it relates to delivering our financial and social impact goals.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Frederick J. Murrell

Frederick J. Murrell currently works 25 hours per week in his role with the Company.

Positions and offices currently held with the Company:

Position: Chairman of the Board, Founder, and Chief Legal

Officer Dates of Service: January 09, 2013 - Present

Responsibilities: In his role as Chairman, Mr. Murrell provides leadership to the Company's board and conducts board meetings. In his role as Chief Legal Officer, Mr. Murrell oversees the Company's compliance with laws, regulatory agencies, policies and procedures.

Mr. Murrell's compensation is $6,000/month.

Mr. Murrell is also a Director of the company's Philippine subsidiary, Bamboo Ecologic Export Philippines, Inc.

Other business experience in the past three years:

Employer: Carbon Resources of Florida, Inc.

Title: President

Dates of Service: January 01, 1986 - Present

Responsibilities: Marketing representative

Name: Russell Smith

Positions and offices currently held with the Company

Position: President, CEO, Co-Founder, and Director.

Dates of Service: January 01, 2013 – present.

Responsibilities: Mr. Smith's primary responsibilities include managing the day-to-day operations of the business, setting strategy and direction, building and leading the senior executive team, allocating capital to the company's priorities, modeling and setting the company's culture, developing marketing, branding and development strategies, and working towards forming new partnerships and the delivery of similar business enterprises in new territories.

Mr. Smith's compensation is $6,000/month.

Mr. Smith also serves as the President and Director of the company's Philippine subsidiary, known as Bamboo Ecologic Export Philippines, Inc.

Name: David Sands

David Sands currently works 20 hours per week in his role with the Company.

Positions and offices currently held with the Company:

Position: Chief Product Officer, Founder and Director.

Dates of Service: January 01, 2013 – Present.

Responsibilities: Mr. Sands responsibilities include designing new products, providing technical consultation on the production of bamboo products, seeking opportunities for the expansion of the Company's business into other countries and product lines, and advocating for bamboo as a vehicle for environmental and social sustainability and as a high-quality alternative to wood, steel and concrete for construction.

Mr. Sands' compensation is $6,000/month.

Other business experience in the past three years:

Employer: Bamboo Living

Title: Co-Founder, Chief Architect and Managing Member.

Dates of Service: January 01, 1995 – Present.

Responsibilities: Bamboo Home Design

Name: Fredrick H. Sands

Fredrick H. Sands is a retired physician.

Fredrick H. Sands works as needed for board meetings which is expected to be 2 - 4 hours per month in his role with the Company.

Positions and offices currently held with the Company:

Position: Director.

Dates of Service: January 13, 2013 – Present.

Responsibilities: Independent Director of the Board.

Mr. Sands is not currently being compensated.

Other business experience in the past three years:

Employer: Kaiser

Title: Primary Care Physician

Dates of Service: January 01, 1981 - 2022

Responsibilities: Evaluating patients' symptoms and determining course of treatment.

Name: Chara Panagopoulos

Chara Panagopoulos' current primary role is with the Company.

Positions and offices currently held with the Company:

Position: Chief Financial Officer.

Dates of Service: May 01, 2021 – Present.

Responsibilities: Manage all financial and administrative activities for the company. Develop budgets, cash flow forecasts and financial reporting. Manage banking, insurance and payroll. Develop pro forma financials for investors. Support CEO by providing strategic financial leadership.

Ms. Panagopoulos' compensation is $9,750/month.

Other business experience in the past three years:

Employer: CelebYou, LLC

Title: CFO

Dates of Service: July 01, 2019 - April 30, 2021.

Responsibilities: Day to day financial management

Other business experience in the past three years:

Employer: Carbon Resources of Florida, Inc.

Title: CFO

Dates of Service: September 19, 2006 - July 12, 2019

Responsibilities: Day to day financial management

Name: Caroline Sumner Veloso

Caroline Veloso currently serves as needed for board meetings which is expected to be 2-4 hours per month in her role with the Company.

Positions and offices currently held with the Company:

Position: Director

Dates of Service: August 18, 2022 – Present

Responsibilities: Independent Director of the Board. Ms. Veloso is not currently being compensated.

Name: Luis Ramon Lorenzo

Luis Ramon Lorenzo currently serves as needed for board and advisory meetings which is expected to be 5 hours per week in his role with the Company.

Positions and offices currently held with the Company:

Position: Vice Chairman of Bamboo Ecologic Corporation

Dates of Service: August 18, 2022 – Present

Responsibilities: Assists CEO with developing supplier relationships in the Philippines.

Mr. Lorenzo's compensation is $6,000/month

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Each person who owned, beneficially, more than 10% of the outstanding shares of our Common Stock:

Title of class: Common Stock.
Stockholder Name: Noble Leaders Holding, LLC.
Amount and nature of Beneficial ownership: 15,400,000.
Percent of class: 12.02

Title of class: Common Stock.
Stockholder Name: Frederick J. Murrell.
Amount and nature of Beneficial ownership: 14,183,333.
Percent of class: 11.07

Title of class: Common Stock.
Stockholder Name: David Sands.
Amount and nature of Beneficial ownership: 13,000,000
Percent of class: 10.15

All of the current officers and directors as a group:

Title of class: Common Stock
Stockholder Name: all current officers and directors.
Amount and nature of Beneficial ownership: 72,983,333
Percent of class: 56.98

RELATED PARTY TRANSACTIONS

The Company currently has outstanding loans with two of the principal security holders. During 2023 Frederick Murrell loaned the company additional funds. Specifically, he loaned the Company $65,000 on February 2nd, 2023. The terms of the loan were 13% interest paid quarterly in arrears, principal due in three years, and 25,000 stock warrants for each $10,000 loaned.

OUR SECURITIES

The company has authorized Common Stock, Series B Preferred Stock, and Convertible Debt.

Common Stock

The amount of security authorized is 500,000,000 with a total of 128,094,915 outstanding.

Voting Rights
Every stockholder of record shall be entitled at every meeting of stockholders to one vote for each share of common stock standing in their name.

Material Rights

The right of first refusal, tag along and drag along rights apply to Founders' Common Stock. There are no distribution rights and preferences, no liquidation rights and preferences, no dividend rights, or preemptive rights.

The total amount outstanding includes 2,645,008 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 1,707,500 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 4,592,500 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series B Preferred Stock

The amount of security authorized is 51,883,600 with a total of 3,650,617 outstanding.

Voting Rights

(i) Except as otherwise set forth, each holder of Series B Preferred Shares shall be entitled to one vote per Series B Share held by such holder on any matter properly put before the Company's shareholders, together with the holders of Common Stock as a single class, not as a separate series, and on an as-converted basis. (ii) Until each holder of Series B Preferred Shares has received all Preferred Dividends required by Section 4(b), and the full amount of the Recoupment required by Section 4(a), the affirmative vote of at least seventy-five percent (75%) of all Series B Preferred Shares, (a "Super-Majority Vote"), voting as one class, the Company shall not take any action in respect of any matter which would (or is reasonably likely to) result in any of the following: (A) a change in any material provision of the Company 's Articles of Incorporation, the Bylaws of the Company or other documents governing the Company, or the taking of any action which has the effect of modifying such documents; (B) the creation of any new class of debt or equity security by the Company, or any change in the rights or benefits conferred, or obligations imposed, by any class of debt or equity security of the Company, whether or not such class exists as of the date of this Agreement; (C) the creation, renewal or replenishment of any stock grant, stock option, phantom equity or other similar incentive plan for the benefit of employees, contractors or directors of the Company or any affiliate thereto; (D) the redemption or repurchase of any security, or repayment or guaranty of any indebtedness (other than in the ordinary course), prior to the payment of all amounts owed in respect of the Series B Preferred Shares; (F) the entry of the Company into any merger, consolidation, reorganization, or the sale or lease of all or substantially all of the assets of the Company, reorganization or transaction resulting in a change in control or the issuance to any person of securities which, if fully diluted, would represent in excess of twenty-five percent (25%) of the total capital stock of the Company then outstanding on a fully-diluted basis; (G) the winding up, liquidation or dissolution of the Company, the making of any assignment for the benefit of creditors, or the commencement of any bankruptcy, reorganization, arrangement, moratorium or the other debtor relief proceedings, by the Company; or (H) any material deviation by the Company of any items which were previously approved by a required Super- Majority Vote.

Material Rights

Series B Preferred Stock has rights to recoupment, dividends, and conversion into Common Stock. Refer to the Third Amended and Restated Articles of Incorporation, attached as Exhibit F to the Offering Memorandum, for a full description of the material rights.

Convertible Debt

1) The security will convert into Common, and the terms of the Convertible Debt are outlined below:

   Amount outstanding: $225,000.00
   Maturity Date: December 31, 2022
   Interest Rate: 12.0%
   Discount Rate: %
   Valuation Cap: None
   Conversion Trigger: Next round of financing
   Material Rights
   There are no material rights associated with this Convertible Debt.
   This note was converted to 3,687,212 common shares on March 5, 2024.

2) The security will convert into Common, and the terms of the Convertible Debt are outlined below:

   Amount outstanding: $100,000.00
   Maturity Date: September 21, 2023
   Interest Rate: 12.0%
   Discount Rate: 12.0%
   Valuation Cap: None
   Conversion Trigger: Next round of equity financing
   Material Rights
   There are no material rights associated with this Convertible Debt.
   This note was paid back in full in 2023 per the Lender's request.

3) The security will convert into Common, and the terms of the Convertible Debt are outlined below:

Amount outstanding: $50,000.00
Maturity Date: September 21, 2023
Interest Rate: 12.0%
Discount Rate: 12.0%
Valuation Cap: None
Conversion Trigger: Next round of equity financing

Material Rights
There are no material rights associated with this Convertible Debt.
This note was paid back in full in 2023 per the Lender's request.

4) The security will convert into Common, and the terms of the Convertible Debt are outlined below:

Amount outstanding: $1,141,780.67
Maturity Date: February 09, 2024
Interest Rate: 5.0%
Discount Rate: 12.0%
Valuation Cap: None
Conversion Trigger: Financing Event
Material Rights
There are no material rights associated with Convertible Debt.
This note was converted to 3,494,913 common shares on January 3, 2023.

5) The security will convert into Common, and the terms of the Convertible Debt are outlined below:

Amount outstanding: $250,000
Maturity Date: January 14, 2025
Interest Rate: 12.0%
Discount Rate: 12.0%
Valuation Cap: None
Conversion Trigger: Financing Event
Material Rights
There are no material rights associated with this Convertible Debt.

6) The security will convert into Common, and the terms of the Convertible Debt are outlined below:

Amount outstanding: $50,000
Maturity Date: May 5, 2025
Interest Rate: 13.0%
Discount Rate: 12.0%

Valuation Cap: None
Conversion Trigger: Financing Event
Material Rights
There are no material rights associated with this Convertible Debt.

7) The security will convert into Common, and the terms of the Convertible Debt are outlined below:

Amount outstanding: $175,000
Maturity Date: May 19, 2027
Interest Rate: 12.0%
Discount Rate: 12.0%
Valuation Cap: None
Conversion Trigger: Financing Event
Material Rights
There are no material rights associated with this Convertible Debt.

8) The security will convert into Common, and the terms of the Convertible Debt are outlined below:
Amount outstanding: $20,000
Maturity Date: June 13, 2025
Interest Rate: 12.0%
Discount Rate: 30.0%
Valuation Cap: None
Conversion Trigger: Financing Event
Material Rights
There are no material rights associated with this Convertible Debt.

9) The security will convert into Common, and the terms of the Convertible Debt are outlined below:

Amount outstanding: $10,000
Maturity Date: June 13, 2025
Interest Rate: 12.0%
Discount Rate: 30.0%
Valuation Cap: None
Conversion Trigger: Financing Event
Material Rights
There are no material rights associated with this Convertible Debt.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Investment Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock of the Company should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock of the Company purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the business materials industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest in debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants.
These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing bamboo products. Our revenues are therefore dependent upon the market for bamboo.
Developing new products and technologies entails significant risks and uncertainties.

  We are currently in the research and development stage and have only manufactured bamboo building materials and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy.
You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected.

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your

investment.

We face significant market competition.

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early-stage company and have limited revenue and operating history.

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that bamboo building materials are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including shipping, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Production Risk

As a startup manufacturing company, meeting slat and panel production goals may be a challenge as we mature our business processes and manufacturing procedures.

Funding Risk

If we overextend buying new equipment without being able to raise additional funds, we run the risk of our expansion becoming capital constrained.

Regulatory/Geopolitical Risk

We operate in developing countries that can have higher operational risk than the U.S. This presents long-term risk for supply chain reliability, though we mitigate it by planting in the U.S. and diversifying supply.

Demand Risk

If new construction drastically falls worldwide, there may be less market demand for bamboo products.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2024.

Bamboo Ecologic Corporation

Russell Smith

Name: Bamboo Ecologic Corporation

Title: CEO, Principal Executive Officer and Director, Principal Financial Officer, Principal Accounting Officer

Exhibit A

FINANCIAL STATEMENTS

Bamboo Ecologic Corporation

Consolidated Financial Statements

Years ended December 31, 2022, and 2023

Bamboo Ecologic Corporation

Index to Financial Statements

Years ended December 31, 2022, and 2023

Consolidated Statements of Financial Position
(all amounts in USD)
(Unaudited)

| | Year Ended December 31, | |
	2023	2022
ASSETS		
Current Assets		
Cash and Cash Equivalents	2,126,175	260,321
Accounts Receivable	841,897	2,818
Other Receivables	0	0
Prepaid Expenses	670,113	8,670
Inventory	974,997	568,068
Total Current Assets	4,613,182	839,877
Non-current Assets		
Property & Equipment, net	659,421	408,957
Deposits	59,172	59,037
Loan Receivable	451,231	0
Other Assets	109,765	175,194
Total Non-current Assets	1,279,589	643,188
TOTAL ASSETS	**5,892,771**	**1,483,065**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	275,345	190,484
Dividends Payable	40,648	40,648
Other Payables	10,341	3,682
Deferred Compensation	295,000	295,000
Accrued Interest	317,569	305,517
Other Accrued Expenses	1,200	24,130
Customer Prepayments	83,202	0
Related Party Loans	303,223	153,224
3rd Party Loans, net	537,675	1,582,498
Total Current Liabilities	1,864,203	2,595,183
Long-Term Liabilities		
Related Party Loans	150,000	245,000
3rd Party Loans, net	980,000	910,000
Total Long Term Liabilities	1,130,000	1,155,000
Total Liabilities	**2,994,203**	**3,858,183**
Equity		
Common Stock	1,783	1,658
Preferred Stock	37	37
APIC	12,525,185	5,342,583
Effect of Foreign Currency Exchange	(22,592)	(630)
Retained Earnings	(9,605,845)	(7,610,765)
Total Equity	**2,898,568**	**(2,267,116)**
TOTAL LIABILITIES & EQUITY	**5,892,771**	**1,483,065**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Operations
(all amounts in USD)
(unaudited)

	Year Ended December 31,	
	2023	**2022**
Revenue	1,895,352	95,508
Cost of Revenue	570,262	91,102
Gross Profiit	1,325,090	(4,406)
Operating Expenses		
Advertising & Marketing Expenses	278,847	410,230
Employee Expenses	237,912	237,344
General & Administrative Expenses	2,202,461	959,706
Total Operating Expenses	2,719,221	1,607,280
Operating Income	(1,394,131)	(1,602,280)
Other Revenue		
Grants	40,000	285,280
Interest	0	0
Other Revenue	21,035	36,117
Total Other Revenue	61,035	321,397
Other Expense		
Interest Expense	289,819	291,011
Interest Expense - Discount	225,396	270,476
Fair Valule of Options Expense	107,958	0
Other Expense	9,528	20,261
Total Other Expense	632,701	581,748
Provision for Income Tax	-	-
Net Income	**(1,965,797)**	**(1,863,226)**
Loss Before Tax Benefit		
Tax Benefit	0	0
Net Comprehensive Loss	**(1,965,797)**	**(1,863,226)**

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER EQUITY (Unaudited)

	Common Stock		Preferred Stock		Subscription Receivable	Additional Paid-In Capital	Contributions	Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount						
Balance, December 31, 2021	73,347,775	$ 1,325	3,650,617	$ 36	-	$ 3,199,811	$ -	$ 12,190	(5,790,063)	$ (2,576,700)
Issuance of Shares for Exercise of Warrants	2,119,379	21	-	-	-	21,173			-	21,194
Issuance of Shares from Offshore Offering	22,000,000	220	-	-	-	749,780	-		-	750,000
Issuance of Shares from Securities Act Section 4(a)(2) “no public offering” exem	2,933,333	29	-	-	-	99,971	-			100,000
Issuance of Shares from Convertible Debt Conversion	4,154,145	42	-	-	-	113,253	-			113,295
Issuance of Shares from Reg CF Offering	2,073,816	19	-	-	-	750,644	-			750,663
Capital Costs related to Reg CF offering	-	-	-	-	-	(52,537)	-			(52,537)
FV of Warrants	-	-	-	-	-	460,488	-			460,488
AOCI - Foreign Currency Translation								-	-	(12,818)
Accrual of Preferred Dividend									(13,549)	(13,549)
Prior Year Adjustment									56,073	56,073
Net loss for the year ended December 31, 2022									(1,863,226)	(1,863,226)
Balance, December 31, 2022	106,628,448	$ 1,657	3,650,617	$ 36	-	$ 5,342,583	$ -	$ -	(7,610,765)	$ (2,267,117)
Issuance of Shares for Exercise of Warrants	962,760	10	-	-	-	9,618			-	9,628
Issuance of Shares from Offshore Offering	7,388,018	74	-	-	-	5,319,299	-		-	5,319,373
Issuance of Shares from 506(b) Offering	500,002	5	-	-	-	359,996	-			360,001
Issuance of Shares from Convertible Debt Conversion	3,650,629	37	-	-	-	1,193,130	-			1,193,167
Issuance of Shares for Services	20,000	0	-	-	-	682			-	682
FV of Options	-	-	-	-	-	107,958	-			107,958
FV of Warrants	-	-	-	-	-	191,920	-			191,920
AOCI - Foreign Currency Translation								-	65,969	44,005
Prior Year Adjustment									-	-
Net loss for the year ended December 31, 2023									(2,061,049)	(2,061,049)
Balance, December 31, 2023	119,149,857	$ 1,782	3,650,617	$ 36	-	$ 12,525,186	$ -	$ -	(9,605,845)	$ 2,898,567

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows
(all amounts in USD)
(unaudited)

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income	(2,061,049)	(1,863,226)
Adjustment to Retained Earnings		(129,991)
Adjustments to reconcile Net Income		
to net cash provided by operations:		
Amortization expense	0	0
OID expense	0	0
Loss on debt settlement	0	0
Fair Value of shares issued for services	0	0
Depreciation expense	29,415	63,214
Stock options issued for services	0	0
Changes in operating assets and liabilities		
Accounts Receivable	(838,448)	72,777
Loan to BEEP	0	0
Prepaid Expenses	(661,443)	(29,812)
Bad Debt	-	-
Inventory	(405,583)	(390,828)
Deferred Rev	95,622	-
Customer Prepayments	70,369	0
Other Assets	(25,635)	(210,567)
Accounts Payable	84,507	215,815
Accrued expenses	34,763	254,581
Net cash provided by Operating Activities	(3,677,482)	(2,449,666)
INVESTING ACTIVITIES		
Cash paid for purchase of fixed assets	(278,913)	(147,965)
Funds Loaned	(451,231)	-
Net cash provided by Investing Activities	(730,144)	(147,965)
FINANCING ACTIVITIES		
Proceeds from Sale of Stock	0	1,953,093
Advances from Related Party	14,489	0
Borrowings on debt	(953,299)	680,000
Discount on Notes	33,476	0
Principal Payments on debt	0	0
APIC	7,182,602	-
Common Stock	125	-
Net cash provided by Financing Activities	6,277,393	2,633,093
Effect of Foreign Currency Translation	(3,912)	9,309
Net cash increase for period	1,865,854	44,769
Cash at beginning of period	260,321	285,075
Cash at end of period	**2,126,175**	**329,845**
	-	
	-	

The accompanying notes are an integral part of these financial statements.

Bamboo Ecologic Corporation
Notes to the Consolidated
Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Bamboo Ecologic Corporation ("the Company") was formed in Nevada on January 9th, 2013. The company is a manufacturer of bamboo construction materials with customers primarily in the Philippines and slowly expanding into the United States. In addition, it develops nature-based carbon solutions and community-based bamboo growing programs in the Philippines

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities. The financials herein represent the results of operations of the company's US entity, Bamboo Ecologic Corporation and its foreign Philippines subsidiary, Bamboo Ecologic Export Philippines, Inc.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased. On December 31, 2023, the Company had cash of $2,126,175.

Prepaid Expenses

Component	2023	2022
Prepaid Retainers	9,000	4,000
Prepaid Rent	0	1,917
Prepaid Insurance	1,944	0
Prepaid Subscriptions	7,521	0
Prepaid Travel	1,772	0
Prepaid Bamboo Propagules	516,725	0
Other Prepaids	133,151	2,753
Total	670,113	8,670

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets.
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents and a loan to its subsidiary. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

  a. the customer simultaneously receives and consumes the benefits as the entity performs;
  b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
  c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company's primary performance obligation is the delivery of carbon credits and building materials to customers. The company recognized $1,895,352 in revenue as of December 31st, 2023.

Inventory

The Company states inventory at the lower of cost or market value. Cost is determined using the First In First Out (FIFO) method. The inventory balance as of December 31, 2023, and 2022 was $974,997 and $568,068, respectively.

Property and Equipment

Property and Equipment are stated at cost, and are depreciated using straight line, over its estimated useful lives:

Computer Equipment   5 years
Machinery & Equipment   7 years

Depreciation Expense for the years ended December 31, 2023, and 2022 was $29,415 and $63,214, respectively.

<u>Deposits</u>

Deposits consist of security deposits for the corporate office in Sarasota, FL at $2,087 and the manufacturing facility in Cagayan de Oro, Philippines at $57,085.

<u>Other Assets</u>

The Company's subsidiary in the Philippines recorded the following other assets:

Account	2023	2022
VAT	$84,830	$58,549
Advances	$24,395	$21,249
Deferred Tax	$0	$95,396
Total Other Assets	**$109,765**	**$175,194**

<u>Deferred Compensation</u>

2023 Compensation was initially deferred for Mr. Frederick Murrell, Mr. Russell Smith, and Mr. David Sands, due to circumstances resulting from the impact of the COVID-19 pandemic and the delays caused in commissioning the manufacturing facility in the Philippines. As of December 31, 2023, however, the 2023 deferred compensation had been paid in full and the balance remaining on the books is from previous years. The deferred compensation balance as of December 31, 2023 was:

Name	Deferred Compensation
Frederick Murrell	$79,000
Russell Smith	$79,000
David Sands	$112,000
Troy Carter	$25,000

<u>Accrued Interest</u>

<u>The Company accrues interest on a monthly basis on all related party and third-party notes. The accrued interest balance as of December 31, 2023, and 2022 was $317,569 and $305,517, respectively.</u>

<u>Other Accrued Expenses</u>

Other Accrued Expenses consisted of the following:

Customer Prepayments	$83,202	$12,814
Accrued Payroll Taxes	$1,200	$11,316
Total Other Accrued Expenses	**$84,402**	**$24,130**

<u>New Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

NOTE 3 – OTHER REVENUE

As of December 31, 2023, and 2022 the Company had received $40K and $190K respectively in grants funds, from One Tree Planted, a reforestation non-profit.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The company borrowed money from shareholders and/or related family members totaling $65,000 as of December 31st, 2023 and $85,000 as of December 31st, 2022. The $65K borrowed in 2023, bears interest of 13% and is due in 2026. Of the $85K borrowed in 2022, $75K bears interest of 12% and is due in 2025 and $10K bears interest at 13% and is due in 2025.

The company has been loaning funds to its Philippine subsidiary for its operations while the manufacturing facility was being commissioned and until operating costs are covered from sales. The balance of the funds loaned to the subsidiary as of December 31, 2023, is $4,287,725.18.

NOTE 5 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 6 – DEBT

Related party loans – See Note 4.

3rd Party Loans – The company borrowed $1,935,000 from 3rd parties as of December 31st, 2023. The amounts borrowed bear interest at 12% and 13% and are due in 2023 – 2027.

On January 3rd, 2023 a convertible note with principal and accrued interest of $1,141,780.67 was converted to 3,494,913 of the Company's common shares per the terms of the note. In addition, two convertible notes for $100,000 and $50,000 respectively were paid back in October 2023 per the terms of the notes.

In 2023 several of our promissory notes matured. We reached out to the noteholders and offered them the option to convert their notes to the Company's common shares at $0.32/share or extend them. As a result, two notes of $25,000 each plus accrued interest for a total of $51,386.30 were converted to 155,716 common shares in total, and two notes for a total of $65K were extended to dates in 2024. Finally, two notes of $25,000 each were paid back.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	730,000
2025	520,000
2026	285,000
2027	175,000
Thereafter	-

NOTE 7 - EQUITY

The company has authorized 500,000,000 common shares with a par value of $0.00001 per share and 51,883,600 of preferred shares with a par value of $0.001 per share. 119,149,907 shares of common stock and 3,650,617 shares of preferred stock were issued and outstanding as of 2023. 106,628,448 shares of common stock and 3,650,617 shares of preferred stock were issued and outstanding as of 2022.

Shares of common stock are voting and carry similar customary rights and privileges of other companies' common stock and are entitled to dividends at the discretion of the board of directors.

The terms of the preferred shares are as follows:

Recoupment: The holders of the Series B Preferred Shares shall have the right to receive, prior to any payment to any other holder of the Company's capital stock, whether in the distribution of profits or in liquidation of the Company an amount in cash equal to one hundred percent (100%) of the Original Issue Price.

Dividends: Until such time as each holder of Series B Preferred Shares has received Recoupment in full, each such holder shall be entitled to receive from the Company an annual, cumulative cash dividend (the "Preferred Dividend"), out of the Company's cash legally available for distribution, after giving effect to the payment of all current expenses and obligations ("Distributable Cash"). Beginning with calendar year 2019, and through and including calendar year 2023, Preferred Dividends shall cumulate at the rate of two and one-half percent (2.5%) of the Purchase Price per annum.

Conversion: Any shares of Series B Preferred Shares may, at the option of the holder, be converted at any time into fully paid and nonassessable shares of Common Stock. Each share of Series B Preferred Shares shall automatically be converted into shares of Common Stock, based on the then-effective Series B Preferred Shares Conversion Rate, at any time upon the affirmative election of the holders of a Super-Majority Vote of the Series B Preferred Shares.

Conversion Rate: The conversion rate in effect at any time for conversion of the Series B Preferred Shares (the "Series B Preferred Shares Conversion Rate") shall be the quotient obtained by dividing the Original Issue Price of the Series B Preferred Shares by the "Series B Preferred Shares Conversion Price."

Conversion Price: The conversion price for the Series B Preferred Shares shall initially be the Original Issue Price of the Series B Preferred Shares (the "Series B Preferred Shares Conversion Price"). Such initial Series B Preferred Shares Conversion Price shall be adjusted from time to time in accordance with this Section 4(c). All references to the Series B Preferred Shares Conversion Price herein shall mean the Series B Preferred Shares Conversion Price as so adjusted.

Voting: Entitled to one vote per Share

The company raised $360,000 by selling common shares via a 506(b) private offering in 2023 and $5,319,373 by selling common shares via an offshore offering. It raised $750,663.33 in 2022 by offering common shares for sale via Regulation Crowdfunding and $750,000 in common shares via an offshore offering. There were $52,535 in platform fees in 2022 associated with raising the funds via the Crowdfunding campaign.

Further, as indicated in Note 9, there were 962,760 warrants exercised in 2023 for $9,627.60.

NOTE 8- STOCK OPTIONS

Following is the schedule of stock options the Company has granted as of December 31, 2023, and 2022:

Name	No. of Option	Date Granted	Exercise Price	Date Options Vest/Terminate
Anita Lambert	12,500	4/1/2015	$0.01	Fully vested; 4/1/24
Chara Panagopoulos	12,500	4/1/2015	$0.01	Fully vested; 4/1/24
Stanley Cooper	2,500	4/1/2015	$0.01	Fully vested; 4/1/24
Rich Von Wellsheim	12,500	4/1/2015	$0.01	Fully vested; 4/1/24
Tara Grace	2,500	4/1/2015	$0.01	Fully vested; 4/1/24
MJN Participações	3,000,000	10/2/2015	$0.0001	Fully vested.
Chara Panagopoulos	1,000,000	2/22/2016	$0.01	Fully vested; terminate on 2/12/2025
Joseph Andrews	400,000	2/12/2021	$0.01	Fully vested; terminate on 2/12/2026
Mark Cohen	50,000	3/1/2023	$0.01	Fully vested; terminate on 3/1/2033
Claro Fernandez	50,000	3/1/2023	$0.01	Fully vested; terminate on 3/1/2033
Howie Simon	50,000	9/29/2023	$0.01	Fully vested; terminate on 9/29/2033

The Company uses the Black-Scholes option pricing model in valuing options. The inputs for the valuation analysis of the options include the market value of the Company's common stock, the exercise price of the warrants and the risk free interest rate. Since the Company is not public, the average volatility of two companies that are similar in size and operations to the Company was used. As of December 31, 2023, and 2022, stock issued for services to employees totaled $0 and $0, respectively. As of December 31, 2023, and 2022, stock issued for services to non-employees totaled $107,957.66 and $0, respectively.

NOTE 9- WARRANTS

The Company issued warrants with its debt offering in 2023 and 2022. The Company accounts for warrants issued in accordance with ASC 470-20-30-2.

The warrants exercised in 2023 were:

Name	No. of Warrants	Date Exercised	Exercise Price
Lorn Douglas	337,760	4/28/2023	$3,377.60
Lorn Douglas	625,000	6/28/2023	$6,250.00

The warrants still outstanding as of December 31, 2023, were:

Name	No. of Warrants	Date Granted	Expiration Date	Warrant Price
Sugar & Nakada	62,500	6/23/2020	6/23/2025	$0.01
Ivan O'Neil	62,500	7/21/2020	7/21/2025	$0.01
Evslin Trust	62,500	7/30/2020	7/30/2025	$0.01
Josh Schaeffer	62,500	8/4/2020	8/4/2025	$0.01
Fredrick Sands	275,000	8/18/2021	8/18/2026	$0.01
D. Werlin Holdings	125,000	9/28/2021	9/28/2026	$0.01
M. Werlin Holdings	125,000	9/28/2021	9/28/2026	$0.01
Frederick Murrell	62,500	10/25/2021	10/25/2026	$0.01
Russell Smith	62,500	11/11/2021	11/11/2026	$0.01
D. Werlin Holdings	50,000	9/28/2021	9/28/2026	$0.01
M. Werlin Holdings	50,000	12/15/2021	12/15/2026	$0.01
Dale Hobbs	125,000	2/24/2022	2/24/2027	$0.01
Fredrick Sands	62,500	4/21/2022	4/21/2027	$0.01
Bamboo Technologies	62,500	4/22/2022	4/22/2027	$0.01
Bamboo Technologies	62,500	4/28/2022	4/28/2027	$0.01
Big Bambusa, LLC	625,000	5/19/2022	5/19/2027	$0.01
Elizabeth Moore	250,000	6/2/2022	6/2/2027	$0.01
Frederick Murrell	25,000	8/2/2022	8/2/2027	$0.01
Frederick Murrell	162,500	2/1/2023	2/1/2028	$0.01
Capati Family LLC	73,529	2/28/2023	2/28/2028	$0.01
Dr. Jose Raffinan	4,902	4/3/2023	4/3/2028	$0.01
David Evans	69,440	4/18/2023	4/18/2028	$0.01
Capati Family LLC	73,529	5/9/2023	5/9/2028	$0.01
Sugar & Nakada	34,720	7/13/2023	7/13/2028	$0.01
Jerry Steinberg	13,888	7/24/2023	7/24/2028	$0.01

FMV of Warrants & Amortization

The Company allocates the fair value of the warrant determined by the Black Scholes Model to paid in capital and discount on debt which is amortized into interest expense over the life of the note. The FMV of the warrants for the years ended December 31, 2023, and 2022, was $191,920 and $460,488, respectively.

Interest expense associated with this amortization for the years ended December 31, 2023, and 2022, was $225,396 and $270,476, respectively.

NOTE 10- INCOME TAXES

As of December 31, 2023, the Company had approximately $(7,087,185) in tax loss carryforwards that can be utilized in future periods to reduce taxable income. The reconciliation of the provision for income taxes at the United States federal statutory rate compared to the Company's income tax expense as reported is as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022
Federal Tax Rate	21%	21%
Carryforward	$(5,557,320)	$(3,856,570)
Net Loss	$(1,863,226)	$(1,971,226)
Stock Based Compensation	$107,958	$0
Debt Discount Amortization	$225,396	$270,476
Gain on Settlement	$0	$0
NOL Carryforward	**$(7,087,192)**	**$(5,557,320)**

The significant components of deferred income tax assets and liabilities on December 31, 2023, and 2022 are as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022
Deferred Tax Assets	$(1,488,309)	$(1,167,037)
Less: Valuation Allowance	$1,488,309	$1,167,037
Net Deferred Tax Asset	$0	$0

Due to its history of losses, the Company is not subject to federal or state income taxes.

NOTE 11- RECENT ACCOUNTING PRONOUNCEMENTS

Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 12- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 15, 2024, the date these financial statements were available to be issued.

Convertible note conversions – On March 5th, 2024, the company converted $225,000 of unpaid principal to 3,687,212 shares of the Company's common stock per the terms of the convertible note.

Promissory Notes – On March 5th, 2024 the company paid back an outstanding promissory note with a principal and total accrued interest of $26,065.75.

Equity Issuances – The company raised $1,774,937.88 from selling 2,465,192 common shares via an offshore offering.

NOTE 13 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The company has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 14 – RISKS AND UNCERTAINTIES

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

CERTIFICATION

I, Russell Smith, Principal Executive Officer of Bamboo Ecologic Corporation, hereby certify that the financial statements of Bamboo Ecologic Corporation included in this Report are true and complete in all material respects.

Russell Smith

CEO, Principal Executive Officer and Director, Principal Financial Officer, Principal Accounting Officer